Exhibit XI

                   Interim Management Statement  January–September 2021(unaudited)

 Table of Contents  2  3  Highlights  3  Key figures and ratios  4  Operating and financial review  4  Total comprehensive income  7  Financial position  10 Financial statements  10  Statement of comprehensive income  11  Statement of financial position  13  Statement of changes in equity  14  Cash flow statement  16 Notes to the interim financial statements  16  Note 1 - Net interest income  16  Note 2 - Net profit on financial operations  17  Note 3 - Expected credit loss  17  Note 4 - Net loan losses  18  Note 5 - Lending outstanding  18  Note 6 - Debts evidenced by certificates  19  Note 7 - Basis of preparation  19 Ratio definitions

Highlights

During the nine month period ending 30 September 2021, a total of EUR 880.4 million in new loans were agreed and EUR 1,646.3 million was disbursed compared to EUR 3,940.8 million and EUR 3,481.6 million respectively in the corresponding period in 2020.

The Bank is in a strong financial position with solid capital and liquidity ratios. The net profit for the nine-month period amounted to EUR 124.0 million compared to EUR 119.1 million in 2020. This increase in profit is mainly due to reduced loan loss provisioning offset by an increase in unrealised losses on financial operations.

In July, Kim Skov Jensen (Denmark) was appointed Chief Financial Officer, Vice-President and Head of Treasury & Finance at NIB. Mr Skov Jensen commenced his appointment on 18th of October 2021. "After working many years in commercial banking, I am proud to join the Nordic Investment Bank. NIB's business model is based on sound banking principles and it has a very attractive mission to support the productivity and the environment of the Nordic and Baltic region. NIB is a strong financial institution and I look forward to be part of the team which is known for its professionalism and dedication", says Kim Skov Jensen

On 16 July, NIB and the AS "Kekava ABT" signed a 21-year loan agreement of EUR 61.1 million for co-financing the construction of the Kekava Bypass road project, which is to become the first major private-public partnership (PPP) project in Latvia. "The Kekava Bypass project is the first major PPP project in Latvia, and thus, the project can give an incentive for other larger infrastructure projects in the region," says André Küüsvek, President and CEO of NIB.

On 30 September, NIB's Board of Directors approved the Bank's updated Sustainability Policy. NIB has invited its stakeholders to a public consultation on the policy. The updated Sustainability Policy will enter into force after the public consultation process has been completed. The updated Sustainability Policy for public consultation can be found here.

Key figures and ratios

In millions of euro unless otherwise specified	Jan-Sep 2021*	Jan-Sep 2020*	Jan-Dec 2020
Net interest income	152.0	152.2	205.5
Profit before net loan losses	101.0	153.6	221.4
Net profit	124.0	119.1	164.7
Lending disbursed	1,646.3	3,481.6	4,852.8
Lending agreed	880.4	3,940.8	5,666.0
Mandate fulfilment **	98 %	96 %	98 %
Lending outstanding	22,019.0	20,582.7	21,726.6
Total assets	37,952.3	35,830.0	35,422.0
New debt issues	6,132.2	6,946.1	7,540.4
Debts evidenced by certificates	31,842.5	29,602.6	29,071.7
Total equity	3,970.6	3,814.3	3,860.8
Equity/total assets ***	10.5 %	10.6 %	10.9 %
Profit/average equity ***	4.2 %	4.3 %	4.4 %
Cost/income ***	27.0 %	19.5 %	19.1 %
Number of employees at period end	224	224	222

* Unaudited figures, to be read in conjunction with NIB's 2020 audited financial statements

** See page 8 for mandate fulfilment explanation

*** See page 19 for ratio definitions

3 | Interim Management Statement

Operating and financial review

Total comprehensive income

January–September 2021 compared to January–September 2020

NET PROFIT

The net profit for the period January–September 2021 amounted to EUR 124.0 million, compared to EUR 119.1 million in the same period last year. Total operating income decreased from EUR 190.7 million to EUR 138.3 million mainly due to higher unrealised valuation losses. Last year, the financial markets experienced significant Covid-19 related market movements, whereas in 2021 the markets have been more stable. Total operating expenses are on the same level as 2020. Net loan losses for the period is a positive amount of EUR 23.0 million compared to a loss of EUR 34.5 million in 2020 when the Bank increased its provisions in response to uncertainties arising from the Covid-19 crisis.

The net profit for the period July-September 2021 amounted to EUR 41.5 million compared to EUR 103.6 million in 2021 mainly due to volatility in unrealised gains and losses.

NET INTEREST INCOME

Net interest income for the period decreased by 0.2 million to EUR 152.0 million, (January–September 2020: EUR 152.2). Net interest income on lending activities increased by EUR 6.2 million from EUR 115.5 million to EUR 121.7 million due to higher loan volumes. The net interest income on treasury activities of EUR 30.3 million was EUR 6.4 million lower than in 2020 due to the lower yield environment.

The net interest income for the period July-September 2021 amounted to EUR 50.1 million compared to EUR 53.0 million in the same period in 2020.

NET FEE AND COMMISSION INCOME

Net fee and commission income for the period January–September 2021 was EUR 2.8 million lower than in 2020 due to the lower volume of loans agreed and disbursed.

The net fee and commission income income for the period July-September 2021 amounted to EUR 1.7 million compared to EUR 2.3 million in the same period in 2020

NET PROFIT FOR THE PERIOD
EUR m


120
100
80
60
40
20
0
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21

NET INTEREST INCOME
EUR m


60
50
40
30
20
10
0
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Lending
Treasury

NET COMMISSION INCOME AND FEES
EUR m


3.0
2.5
2.0
1.5
1.0
0.5
0
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21

4 | Interim Management Statement

NET LOSS/PROFIT ON FINANCIAL OPERATIONS

The loss on financial operations amounted to EUR 18.1 million compared to a gain of EUR 31.5 million in the same period last year. This result includes realised net gains of EUR 3.4 million and unrealised net losses of EUR 21.5 million compared to realised net profits of EUR 0.2 million and unrealised net profits of EUR 31.3 million in 2020. During 2020, the financial markets experienced significant market movements because of the Covid-19 outbreak. During the first quarter of 2020, these market movements resulted in significant unrealised losses on financial instruments that NIB holds to hedge its interest rate risks and in its liquidity portfolio. During the rest of 2020, the markets recovered and the Bank recorded unrealised gains resulting in an overall profit for the full year 2020. The markets have been relatively stable during 2021.

The net loss on financial operations for the period July-September 2021 amounted to EUR 7.7 million compared to a profit of EUR 56.4 million in the same period in 2020.

The unrealised valuation gains and losses on interest rate hedges mainly arise from the change of the interest rate spreads that are embedded in the Bank's funding and lending transactions. When the Bank raises funds with fixed rates or offers borrowers fixed rate loans, it hedges the resulting interest rate risk using swaps, in which the fixed rate is swapped to the short-term money market floating rates referred to as the IBORS (e.g., LIBOR, EURIBOR, STIBOR, NIBOR etc.). In keeping with what NIB believes is industry best practice, the valuation of these swaps is based on a risk-free discounting rate called OIS (Overnight Interest rate Swap). The changes in spread between the risk-free rates (the OIS rates) and the relevant IBORs applicable to each such swap creates unrealised valuation gains and losses. It should be noted that as the Bank intends to hold these transactions to maturity, so that they are not sold for a price based on their exit market value, these valuation gains and losses will not be realised as the transactions will settle at par.

The unrealised valuation gains and losses on assets in the Bank's liquidity portfolio arise from changes in credit spreads. The Bank maintains a large liquidity portfolio, which it invests in high quality bonds. When credit spreads widen, this results in negative valuations on the bonds. In periods of financial turbulence credit spreads tend to rise, which also affects NIB's high quality bonds. As the Bank intends to hold the bonds to maturity, so that they are not sold based on the current exit market value, the valuation gains and losses will reverse, as the bonds will settle at par.

TOTAL OPERATING EXPENSES

Total operating expenses amounted to EUR 37.3 million which is similar to 2020. The increase in depreciation and administrative expenses of EUR 1.9 million was offset by lower personnel expenses of EUR 1.8 million. The Bank continues to focus on cost control and the cost/income ratio remains strong.

The operating costs for the period July-September 2021 amounted to EUR 10.9 million compared to EUR 11.1 million in the same period in 2020.

NET PROFIT ON FINANCIAL OPERATIONS
EUR m


60
40
20
0
-20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Realised
Unrealised

TOTAL OPERATING EXPENSES
EUR m


0
-4
-8
-12
-16
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21

NET LOAN LOSSES
EUR m


20
15
10
5
0
-5
-10
-15
-20
-25
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21

5 | Interim Management Statement

NET LOAN LOSSES

Following the outbreak of Covid-19 in 2020, the global operating environment rapidly deteriorated and as a result, the Bank adjusted the macro-economic scenarios used to calculate the expected credit loss ("ECL") provision. In 2020, there was an increase in the ECL provision from EUR 122.3 million at 31 December 2019 to EUR 172.6 million at 31 December 2020. During 2021, the macro-economic scenarios have improved, resulting in a decrease of the ECL provision to EUR 153.7 million at 30 September 2021.

There have been no significant observed changes in the credit quality of the overall loan portfolio and there were no new non-performing loans during the period and no realised losses. The gain recognised in the income statement for net loan losses of EUR 23.3 million relates to recoveries on non-performing loans of EUR 0.3 million and EUR 23.0 million related to the change in ECL on performing loans.

OTHER COMPREHENSIVE INCOME

The Bank separates the foreign currency basis spread from financial instruments used in fair value hedge accounting and this separated amount is recorded in "Other comprehensive income" (OCI) which amounted to a loss of EUR 14.1 million for the period (January–September 2020: profit EUR 4.9 million). This recorded loss is due to the widening of the Cross Currency Basis spreads, which negatively affect the valuation of basis swaps used to convert funding currencies into lending currencies.

For financial liabilities recorded at fair value through profit or loss, valuation changes due to changes in own credit spreads need to be recorded in OCI. For the nine-month period ending 30 September 2021, the impact was insignificant. The resulting total comprehensive profit for the period amounted to EUR 109.8 million, compared to EUR 124.0 million in 2020.

6 | Interim Management Statement

 LENDING OUTSTANDINGThe lending outstanding amounted to EUR 22,019.0 million. This comprises EUR 21,748.4 million of loans outstanding and investments of EUR 270.6 million in labelled bonds and CPs. The total disbursements and investments during the period amounted to EUR 1,646.3 million, which is EUR 1,835.3 million lower than for the same period in 2020. More information regarding loans agreed can be found on our website at Agreed Loans.  Total lending outstanding, excluding exchange rate and valuation effects, increased fromEUR 21,726.6 million at 31 December 2020 to EUR 21,971.1 million. The book value amounted to EUR 22,019.0 million due to foreign exchange movements and fair valuations/hedge accounting effects of EUR 161.3 million and EUR -113.5 million, respectively  Financial position                      DEVELOPMENT OF LENDING OUTSTANDING DURING 2021EUR m  24,000  23,000  22,000  21,000  20,00019,000  Dec’20 Book value  Disb.  22  0  22,019  161  114  280  1,144  1,646  21,727  Amort. Prepaym.  Impairm. FX changes  Hedge Acc  Other*  Sep’21 Book value  * Fair valuation of labelled bonds/CPs and hedge accounting.          7

LENDINGHIGHLIGHTS

in EUR millions, unless otherwise specified	Jan-Sep* 2021	Jan-Sep* 2020	2020	2019	2018	2017
Loans agreed excluding green bond investments	781	3,931	5,632	3,186	4,269	3,665
Labelled bonds and CPs	99	9	34	131	61	147
Total disbursements	1,646	3,482	4,853	2,676	4,047	3,147
Number of loans agreements in period	19	41	59	55	58	55
Number of labelled bonds and CPs in period	10	2	4	9	3	9
Lending outstanding	22,019	20,582	21,727	18,931	19,065	17,232
Member countries	21,491	19,905	21,098	18,055	17,960	15,867
Non-member countries	679	827	798	996	1,222	1,504
Loan impairment provision	-152	-150	-169	-119	-117	-139

*Unaudited figures, to be read in conjunction with NIB's 2020 audited financial statements

MISSION FULFILMENT

NIB's vision is for a prosperous and sustainable Nordic–Baltic region. All projects proposed for financing undergo an assessment of their potential impact on productivity and the environment of the member country area. This mission fulfilment is rated on a five-grade scale from "negative" to "excellent". In response to the Covid-19 pandemic, NIB provided "response loans" to alleviate the economic and social consequences of the crisis. These response loans are tracked separately and are not included in the standard mandate rating. During the first half of 2021, projects achieving a "good" or "excellent" mandate rating accounted for 98% of the total amount of loans disbursed excluding response loans which exceeded the target of 90%.

8 | Interim Management Statement

 FUNDINGBy the end of September, the Bank had raised EUR 6,132.2 million (January–September 2020: EUR 6,946.1million) in new funding through 49 transactions in 11 currencies, with an average maturity of 4.5 years. NIB’s funding plan for 2021 is EUR 6.5-7.5 billion.  On 7 January, NIB priced a five-year GBP 600 million issue. The transaction was NIB's largest ever new sterling benchmark, with the final orderbook reaching over GBP 800 million.  On 13 January, the Bank issued its first global USD benchmark issue for the year. The five-year USD 1.25 billion benchmark transaction has a final maturity on 21 January 2026 and was met with strong support from investors.  On 25 March, NIB issued its first NIB Environmental Bond (NEB) for the year. The EUR 500 million transaction was an increase of a NEB due April 2027, bringing the new total outstanding to EUR 1 billion.  With this re-opening, NIB's total environmental bond issuance surpassed EUR 5 billion.  On 6 May, NIB issued its inaugural USD 700 million five-year benchmark bond linked to the SOFR (Secured Overnight Financing Rate) index.  On 14 September, NIB priced a 3-year USD 1 billion benchmark, the second USD benchmark of the year. The transaction attracted strong support from over 50 global investors, with the orderbook closing in excess of USD 1.9 billion.A full list of funding transactions can be found on our website at Funding Transactions.                      DEBT DEVELOPMENT DURING 2021EUR m  34,000  32,000  30,000  28,000  26,000  24,000  Dec’20 New Issues Amort. Book value  824  7  31,842  499  124  6,132 3,556  29,072  Call & Buy FX changes Hedge Acc backs  Other  Jun’21 Book value        9

 In thousands of euro  NOTE  Jan-Sep 2021*  Jan-Sep 2020*  Jan-Dec 2020  Interest income from financial assets measured at amortised cost    147,463  201,551  254,355  Interest income from financial assets measured at fair value    3,358  15,796  18,160  Interest expense    1,145  -65,170  -66,973  Net interest income    151,966  152,177  205,543  Commission income and fees received    6,086  8,880  12,485  Commission expense and fees paid    -1,699  -1,687  -3,145  Net fee and commission income    4,387  7,193  9,340  Net loss/profit on financial operations    -18,075  31,497  58,810  Foreign exchange gains and losses    36  -122  183  Total operating income    138,314  190,745  273,876  Expenses          General administrative expenses          Personnel expenses    -21,981  -23,755  -31,327  Other administrative expenses    -9,031  -8,073  -13,563  Depreciation    -6,302  -5,366  -7,546  Total operating expenses    -37,313  -37,194  -52,437  Loss/profit before loan losses    101,001  153,550  221,439  Net loan losses    22,969  -34,459  -56,744  Net loss/profit for the period    123,970  119,091  164,695  Other comprehensive income          Items that will not be reclassified to income statement          Fair value hedges - valuation of cross currency basis spread    -14,147  3,877  9,120  Changes in own credit risk on liabilities recorded at fair value    -1  1,046  -3,376  Total other comprehensive income    -14,149  4,923  5,744            Total comprehensive loss/income    109,822  124,014  170,439  10  Financial statements  Statement of comprehensive income  * Unaudited figures, to be read in conjunction with NIB's 2020 audited financial statements The accompanying notes are an integral part of these financial statements.

 In thousands of euro  NOTE  30 Sep 2021*  30 Sep 2020*  31 Dec 2020  ASSETS          Cash and cash equivalents    2,145,023  3,367,456  2,270,386            Placements with credit institutions    4,510,345  2,440,514  1,968,836  Debt securities    8,014,173  7,630,976  7,912,255  Other    6,443  7,461  8,907  Financial placements, total    12,530,961  10,078,951  9,889,998  Loans outstanding    21,748,390  20,441,782  21,554,808  Intangible assets    8,863  12,945  12,018  Tangible assets, property and equipment    36,229  37,576  37,256            Derivatives    1,212,915  1,649,486  1,405,770  Other assets    40,829  14,079  19,614  Other assets, total    1,253,745  1,663,565  1,425,384  Accrued interest and fees receivable    229,097  227,709  232,197  TOTAL ASSETS    37,952,309  35,829,982  35,422,047  11  * Unaudited figures, to be read in conjunction with NIB's 2020 audited financial statementsThe accompanying notes are an integral part of these financial statements.  Statement of financial position

 In thousands of euro  NOTE  30 Sep 2021*  30 Sep 2020*  31 Dec 2020  LIABILITIES AND EQUITY          Liabilities          Short-term amounts owed to credit institutions    702,998  1,010,765  723,795            Debts evidenced by certificates    31,842,499  29,602,583  29,071,696            Derivatives    989,920  1,211,213  1,362,269  Other liabilities    273,281  20,824  227,905  Other liabilities, total    1,263,201  1,232,037  1,590,174  Accrued interest and fees payable    173,029  170,261  175,620  Total liabilities    33,981,726  32,015,645  31,561,285            Equity    3,970,583  3,814,337  3,860,761            TOTAL LIABILITIES AND EQUITY    37,952,309  35,829,982  35,422,047  12  * Unaudited figures, to be read in conjunction with NIB's 2020 audited financial statementsThe accompanying notes are an integral part of these financial statements.

Statement of changes in equity

In thousands of euro	PAID-IN CAPITAL	STATUTORY RESERVE	GENERAL CREDIT RISK FUND	SPECIAL CREDIT RISK FUND PIL	PROFIT AVAILABLE FOR APPROPRIATION	CHANGES IN OWN CREDIT RISK ON LIABILITIES RECORDED AT FAIR VALUE	HEDGING RESERVE	TOTAL
EQUITY AT 31 DECEMBER 2019	**418,602**	**686,325**	**2,002,562**	**426,941**	**181,982**	**-**	**18,910**	**3,735,323**
Profit for the period	-	-	-	-	119,091	-	-	119,091
Other comprehensive income	-	-	-	-	-	1,046	3,877	4,923
Total comprehensive income	**0**	**0**	**0**	**0**	**119,091**	**1,046**	**3,877**	**124,014**
Transactions with owners in their capacity as owners								
Appropriation of profit	-	-	136,982	-	-136,982	-	-	0
Change in Statutes	426,941	-	-	-426,941	-	-	-	0
Dividends	-	-	-	-	-45,000	-	-	-45,000
EQUITY AT 30 SEPTEMBER 2020	**845,543**	**686,325**	**2,139,544**	**0**	**119,091**	**1,046**	**22,787**	**3,814,337**
Profit for the period	-	-	-	-	45,604	-	-	45,604
Other comprehensive income	-	-	-	-	-	-4,422	5,243	821
Total comprehensive income	**0**	**0**	**0**	**0**	**45,604**	**-4,422**	**5,243**	**46,425**
EQUITY AT 31 DECEMBER 2020	**845,543**	**686,325**	**2,139,544**	**0**	**164,695**	**-3,376**	**28,030**	**3,860,761**
Profit for the period	-	-	-	-	123,970	-	-	123,970
Other comprehensive income	-	-	-	-		-1	-14,147	-14,149
Total comprehensive income	**0**	**0**	**0**	**0**	**123,970**	**-1**	**-14,147**	**109,822**
Transactions with owners in their capacity as owners								0
Appropriation of profit	-	150,559	14,136	-	-164,695	-	-	0
EQUITY AT 30 SEPTEMBER 2021	**845,543**	**836,884**	**2,153,680**	**0**	**123,970**	**-3,377**	**13,882**	**3,970,583**

The accompanying notes are an integral part of these financial statements.

13 | Interim Management Statement

Cash flow statement

In thousands of euro	Jan-Sep 2021*	Jan-Sep 2020*	Jan-Dec 2020
Cash flows from operating activities			
Net loss/profit for the period	123,970	119,091	164,695
Adjustments:			
Unrealised gains/losses of financial assets and liabilities held at fair value	-20	7	-12,900
ECL non-lending activities	-314	219	301
Depreciation and write-down in value of tangible and intangible assets	6,302	5,366	7,546
Change in accrued interest and fees (assets)	3,100	47,117	42,646
Change in accrued interest and fees (liabilities)	-2,676	-50,811	-46,184
Net loan losses (ECL lending activities)	-22,969	34,459	56,744
Adjustment to hedge accounting	21,951	-30,641	-51,157
Other adjustments to the period´s profit	1,996	1,792	3,023
Adjustments, total	7,370	7,509	18
Lending			
Disbursements of loans	-1,547,271	-3,472,125	-4,818,897
Repayments of loans	1,424,013	1,285,517	1,867,353
Capitalisations, redenominations, index adjustments, etc.	731	715	430
Lending, total	-122,527	-2,185,893	-2,951,115
Cash flows from operating activities, total	8,813	-2,059,293	-2,786,402
Cash flows from investing activities			
Placements and debt securities			
Purchase of debt securities	-1,230,755	-2,139,812	-1,090,285
Sold and/or matured debt securities	1,100,461	1,477,319	786,599
Placements with credit institutions	-2,618,605	1,149,682	1,335,090
Other financial placements	-39	-	5,379
Placements and debt securities, total	-2,748,938	487,189	1,036,783

* Unaudited figures, to be read in conjunction with NIB's 2020 audited financial statements

The accompanying notes are an integral part of these financial statements.

14 | Interim Management Statement

In thousands of euro	Jan-Sep 2021*	Jan-Sep 2020*	Jan-Dec 2020
Other items			
Acquisition of intangible assets	-1,060	-4,374	-4,872
Acquisition of tangible assets	-1,060	-3,861	-4,296
Change in other assets	-37,658	-3,459	1,684
Other items, total	**-39,778**	**-11,694**	**-7,484**
Cash flows from investing activities, total	**-2,788,716**	**475,495**	**1,029,299**
Cash flows from financing activities			
Debts evidenced by certificates			
Issues of new debt	6,132,245	6,946,067	7,540,409
Redemptions	-3,687,398	-3,183,097	-4,142,020
Debts evidenced by certificates, total	**2,444,847**	**3,762,970**	**3,398,389**
Other items			
Long-term placements from credit institutions		-8,435	-8,435
Change in swap receivables excluding fair value changes	25,488	78,736	-274,019
Change in swap payables excluding fair value changes	72,087	239,152	-248,028
Change in other liabilities	124,485	-1,318	-3,808
Dividend paid		-45,000	-45,000
Other items, total	**222,059**	**263,135**	**-579,290**
Cash flows from financing activities, total	**2,666,906**	**4,026,104**	**2,819,099**
CHANGE IN CASH AND CASH EQUIVALENTS, NET	**-112,997**	**2,442,307**	**1,061,996**
Opening balance for cash and cash equivalents, net	**1,546,591**	**471,700**	**471,700**
Exchange rate adjustments	8,431	-557,316	12,895
Closing balance for cash and cash equivalents, net	**1,442,026**	**2,356,691**	**1,546,591**
Additional information to the statement of cash flows			
Interest income received	153,921	264,464	315,144
Interest expense paid	-1,446	-116,714	-113,157

* Unaudited figures, to be read in conjunction with NIB's 2020 audited financial statements

The accompanying notes are an integral part of these financial statements. The cash flow statement has been prepared using the indirect method and cash flow items cannot be directly concluded from the statements of financial positions.

15 | Interim Management Statement

 Note 1: Net interest income  16  In thousands of euro  Jan-Sep2021  Jan-Sep2020  Jan-Dec2020  Cash and cash equivalents  -13,769  -10,892  -10,735  Placements with credit institutions  -10,955  -7,634  -14,505  Debt securities  24,893  38,790  47,747  Loans outstanding  150,389  197,033  249,853  Other interest income  264  50  155  Total, interest income  150,821  217,347  272,515  Of which, interest income from financial assets measured at amortised cost  147,463  201,551  254,355  Short-term amounts owed to credit institutions  5,492  3,828  4,999  Long-term amounts owed to credit institutions    21  21  Short-term repurchase agreements    25  25  Debts evidenced by certificates  -284,492  -350,551  -448,733  Swap contracts and other interest expenses, net  280,145  281,507  376,714  Total, interest expense  1,145  -65,170  -66,973  Of which, interest expense from financial liabilities measured at amortised cost  -9,900  -114,676  -121,316  Net interest income  151,966  152,177  205,543  Note 2: Net loss/profit on financial operations  In thousands of euro  Jan-Sep2021  Jan-Sep2020  Jan-Dec2020  Financial instruments held at fair value, realised gains and losses  3,405  239  -4,985  Financial instruments held at fair value, unrealised gains and losses  133  861  12,959  Financial instruments held at amortised cost, realised gains and losses  24  -26  -21  Expected credit loss on financial placements  314  -219  -301  Adjustment to hedge accounting, unrealised gains and losses of fair value hedges  -21,951  30,641  51,157  Net loss/profit on financial operations  -18,075  31,497  58,810  Notes to the interim financial statements

Note 3: Expected credit loss

In thousands of euro	STAGE 1	STAGE 2	STAGE 3	TOTAL
Balance at 31 December 2019	28,575	13,682	80,031	122,287
Transfer to Stage 1	47	-47	-	0
Transfer to Stage 2	-5,084	5,084	-	0
Transfer to Stage 3	-	-	-	0
New assets originated or disbursed	5,661	447	-	6,108
Amortisations and repayments	-2,436	-1,452	-	-3,888
Impact of remeasurment on existing assets	4,522	28,617	-681	32,458
Foreign exchange adjustments and other changes	-	-	-3,234	-3,234
Net change income statement	2,710	32,649	-3,914	31,444
Balance at 30 September 2020	31,285	46,331	76,116	153,732
Transfer to Stage 1	-47	47	-	0
Transfer to Stage 2	-128	128	-	0
Transfer to Stage 3	-	-	-	0
New assets originated or disbursed	2,822	677	-	3,498
Amortisations and repayments	-1,536	-734	-	-2,270
Impact of remeasurment on existing assets	19,353	1,865	-79	21,139
Foreign exchange adjustments and other changes	-	-	-3,492	-3,492
Net change income statement	20,463	1,983	-3,571	18,875
Balance at 31 December 2020	51,747	48,314	72,545	172,606
Transfer to Stage 1	1,547	-1,547	-	0
Transfer to Stage 2	-320	320	-	0
Transfer to Stage 3	-	-	-	0
New assets originated or disbursed	2,138	357	-	2,495
Amortisations and repayments	-2,109	-1,459	-328	-3,895
Impact of remeasurment on existing assets	-22,105	222	-	-21,883
Foreign exchange adjustments and other changes	-	-	4,343	4,343
Net change income statement	-20,849	-2,107	4,015	-18,941
Balance at 30 September 2021	30,898	46,207	76,560	153,666

ECL - STATEMENT OF FINANCIAL POSITION

In thousands of euro	30 Sep 2021	30 Sep 2020	31 Dec 2020
Loans outstanding	151,167	150,193	169,105
Other receivables	1,783	1,763	1,682
Commitments (recorded in other liabilities)	439	1,266	1,228
Financial placements	277	510	592
Total	153,666	153,732	172,606

ECL - STATEMENT OF COMPREHENSIVE INCOME

In thousands of euro	Jan-Sep 2021	Oct-Sep 2020	Jan-Sep 2020
Net result on financial operations (Note 2)	314	-81	-219
Net loan losses (Note 4)	22,969	-22,285	-34,459
Foreign exchange gains and losses	-4,343	3,492	3,234
Total recognised in income statement	18,941	-18,875	-31,444

Note 4: Net loan losses

In thousands of euro	Jan-Sep 2021	Jan-Sep 2020	Jan-Dec 2020
Change in expected credit loss on performing loans	22,641	-35,140	-57,504
Change in expected credit loss on non-performing loans	328	681	759
Decrease of provisions to cover realised loan losses	-	-	-
Realised loan losses	-	-	-
Net loan losses	22,969	-34,459	-56,744

There were no realised losses for the periods Jan-Sep 2021, Jan-Sep 2020 or Jan-Dec 2020.

17 | Interim Management Statement

Note 5: Lending outstanding  18  In thousands of euro  Jan-Sep 2021  Jan-Sep 2020  Jan-Dec 2020  Opening Balance  21,726,644  18,931,294  18,931,294  Disbursements  1,646,323  3,481,587  4,852,828  Amortisations  -1,144,345  -979,542  -1,457,140  Prepayments  -279,668  -305,975  -410,212  Changes in expected credit losses  22,179  -34,188  -56,510  Foreign exchange movements  161,283  -583,715  -183,641  Fair value adjustments  853  3,352  3,173  Hedge accounting adjustments  -113,621  69,612  47,269  Other  -688  -704  -415  Closing balance  22,018,961  20,581,721  21,726,644          Loans outstanding  21,748,390  20,441,782  21,554,808  Labelled bonds and CPs  270,571  139,939  171,836  Total Lending  22,018,961  20,581,721  21,726,644  In thousands of euro  Jan-Sep 2021  Jan-Sep 2020  Jan-Dec 2020  Opening Balance  29,071,696  26,673,647  26,673,647  New debt issues  6,132,245  6,946,067  7,540,409  Amortisations  -3,555,672  -3,019,723  -3,979,655  Calls and buy backs  -123,614  -163,544  -163,544  Foreign exchange movements  823,762  -1,284,640  -1,324,792  Fair value adjustments  45  4,385  1,492  Hedge accounting adjustments  -499,388  446,222  322,961  Other  -6,575  169  1,178  Closing balance  31,842,499  29,602,583  29,071,696  Note 6: Debts evidenced by certificates

 Note 7: Basis of preparationThis interim management statement is not presented in accordance with IAS 34 “Interim Financial Reporting” as it excludes a number of disclosures. The accounting policies and methods of computation are the same as described in Note 1 of NIB’s Financial Report 2020.  19  This report was approved by the Executive Committee on 14th October 2021.  RATIO DEFINITIONS  Equity/total assets =   Total equity at reporting date     Total assets at reporting date  Profit/average equity =  Annualised profit for the period    Average equity for the period  Cost/income =   Total operating expenses for the period     Total operating income for the period